DB 3/17

11017418

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 44000

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aaron Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Encinitas Blvd # A
(No. and Street)

Encinitas, CA 92024
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert M. Guiltinan 760-632-1344
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurley LLP
(Name – *if individual, state last, first, middle name*)

15600 Devonshire St. #210 Granada Hills CA 91344
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert M. Guiltinan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aaron Capital Inc, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANTOINETTE MARIE FULCHER
Commission # 1781823
Notary Public - California
San Diego County
My Comm. Expires Jan 18, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AARON CAPITAL, INC.
(A TEXAS CORPORATION)

AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009

FARBER HASS HURLEY LLP

CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

Farber Hass Hurley LLP

Certified Public Accountants

15600 Devonshire Street, Suite 210
Granada Hills, CA 91344
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 895-1994

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS'

Aaron Capital, Inc.
Encinitas, CA

We have audited the accompanying statements of financial condition of Aaron Capital, Inc. (the "Company") as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aaron Capital, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Granada Hills, CA
February 25, 2011

AARON CAPITAL, INC.
(A Texas Corporation)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

ASSETS

	2010	2009
Current Assets		
Cash	$ 980	$ 7,460
Clearing Deposits	26,164	26,164
Commission Receivable	26,271	6,961
Prepaid Expenses	8,565	8,565
Total Current Assets	61,980	49,150
Noncurrent assets		
Office Equipment and Fixtures	14,437	14,437
Less: Accumulated Depreciation	(14,419)	(13,469)
Total Property and Equipment	18	968
Deposits	5,500	-
Total Noncurrent Assets	5,518	968
Total Assets	$ 67,498	$ 50,118

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
Current Liabilities		
Accounts Payable	$ 6,000	$ 6,225
Accrued Expenses	24,235	9,217
Related Party Payable	4,500	6,000
Total Liabilities	34,735	21,442
Stockholder's Equity		
Common Stock, No Par Value, 10M Shares Authorized, 1M Shares Issued and Outstanding	253,044	253,044
Additional Paid in Capital	87,636	82,636
Accumulated Deficit	(307,917)	(307,004)
Total Stockholder's Equity	32,763	28,676
Total Liabilities and Stockholder's Equity	$ 67,498	$ 50,118

The accompanying notes are an integral part of these financial statements.

AARON CAPITAL, INC.
(A Texas Corporation)
STATEMENTS OF OPERATIONS
FOR THE YEARS THEN ENDED
December 31, 2010 and 2009

	2010	2009
Revenues		
Commission	$ 211,947	$ 154,940
Consulting Income	3,750	109,182
Option Income	5,727	-
Total Revenue	221,424	264,122
Operating Expenses		
Accounting	10,675	13,480
Automobile Expense	186	377
Bank Charges	604	564
Commission	108,518	167,349
Consulting	36,000	41,891
Depreciation	950	950
Insurance	554	554
Internet	2,653	1,905
Legal and Professional	125	2,700
Meals and Entertainment	32	522
Moving Expense	-	1,139
Office Expense	1,166	75
Office Supplies	-	108
Parking	2	26
Postage and Delivery	1,906	1,046
Printing	103	186
Regulatory and Registration Fee	18,982	13,563
Rent	29,229	7,244
Repairs and Maintenance	-	420
Telephone	3,064	2,408
Trading	4,805	2,964
Travel	723	3,745
Employee Education	1,260	444
Miscellaneous	-	3,890
Total Operating Expenses	221,537	267,550
Loss from Operations	(113)	(3,428)
Other Income		
Other Income	-	15,467
(Loss) Income Before Income Taxes	(113)	12,039
Provision for Income Taxes	800	800
Net (Loss) Income	(913)	11,239
Accumulated Deficit, Beginning	(307,004)	(318,243)
Accumulated Deficit, Ending	$ (307,917)	$ (307,004)

The accompanying notes are an integral part of these financial statements.

AARON CAPITAL, INC.
(A Texas Corporation)
STATEMENTS OF CASH FLOWS
FOR THE YEARS THEN ENDED
December 31, 2010 and 2009

	2010	2009
Operating Activities		
Net (Loss) Income	$ (913)	$ 11,239
Adjustments to Reconcile Net Income to Cash From Operating Activities:		
Depreciation and Amortization	950	950
(Increase) Decrease in Commissions Receivable	(19,310)	2,374
(Increase) in Prepaid Expenses	-	(4,575)
(Increase) in Deposits	(5,500)	-
Increase (Decrease) in Accrued Expenses	14,793	(14,883)
Net Cash Used in Operating Activities	(9,067)	(16,134)
Investing Activities		
Acquisition of Property and Equipment	-	(800)
Net Cash Used in Investing Activities	-	(800)
Financing Activities		
Proceeds from Capital contribution	5,000	-
Proceeds from borrowings on Short-term notes	-	10,000
Payments for Short-term Borrowing (Related Party)	(1,500)	(4,000)
Net Cash Provided by Financing Activities	3,500	6,000
Net increase (decrease) in cash	(6,480)	305
Cash, Beginning of Period	7,460	7,155
Cash, End of Period	$ 980	$ 7,460
Supplemental information		
Interest paid	$ -	$ -
Taxes paid	$ 800	$ 800

The accompanying notes are an integral part of these financial statements.

AARON CAPITAL, INC.
(A Texas Corporation)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS THEN ENDED
December 31, 2010 and 2009

	Common Stock Number of Shares	Common Stock Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2008	1,000,000	$ 253,044	$ 82,636	$ (318,243)	$ 17,437
Net Income				11,239	11,239
Balance at December 31, 2009	1,000,000	$ 253,044	$ 82,636	$ (307,004)	$ 28,676
Capital Contribution			5,000		5,000
Net Loss				(913)	(913)
Balance at December 31, 2010	1,000,000	$ 253,044	$ 87,636	$ (307,917)	$ 32,763

The accompanying notes are an integral part of these financial statements.

AARON CAPITAL, INC.
(A Texas Corporation)
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS THEN ENDED
December 31, 2010 and 2009

	2010	2009
Subordinated borrowings at beginning of year	$ -	$ -
Increases:	-	-
Decreases:	-	-
Subordinated borrowings at end of year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

Note 1 **Organization**

Aaron Capital, Incorporated (the "Company"), a Texas corporation, is a broker-dealer registered under the Securities Exchange Act of 1934. It has been qualified to do business in California and conducts a customer business that is cleared through another broker-dealer on a fully disclosed basis in accordance with exemption under 15c3-3(k)(2)(ii).

Note 2 **Summary of Significant Accounting Policies**

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain prior period amounts have been reclassified to conform to the current year's presentation.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and on deposit and highly liquid debt instruments with original maturities of three months or less.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions clear.

Equipment and Fixtures
Equipment and fixtures are recorded at cost. Depreciation is provided by the straight-line method over statutory periods. Depreciation expense was $950 for the periods ended December 31, 2010 and 2009. Expenditures for replacements and betterment are capitalized while repairs and maintenance are charged to expense as incurred.

Concentrations of Credit Risk
All commission receivables as of December 31, 2010 and 2009 are due from Penson Financial Services, Inc., American Funds Distributors, Inc. During the years ended December 31, 2010 and 2009, approximately 60% and 55%, respectively, of the Company's overall revenue was derived from management fees. The Company expects that most of this revenue will be recurring.

Fair Value of Financial Instruments
Fair carrying values of cash and cash equivalents, accounts receivable, accounts payable, and short term borrowings approximate fair values due to the short maturities of such instruments.

Note 2 Summary of Significant Accounting Policies (continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of depreciation and net operating loss for financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assess the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Recent Accounting Pronouncements

In September 2006, the FASB established a framework for measuring fair value in accordance with United States Generally Accepted Accounting Principles ("GAAP") and expanded disclosure about fair value measurements including valuing securities in markets that are not active. The Company adopted the framework for measuring fair value effective January 1, 2009 with the exception of the application of the framework to non-recurring, non-financial assets and non-financial liabilities. The adoption of the framework for measuring fair value did not have a significant impact on the Company's results of operations or financial position.

In June 2009, the FASB established the Accounting Standards Codification ("Codification") as the single source of authoritative GAAP to be applied by nongovernmental entities, except for the rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws, which are sources of authoritative GAAP for SEC registrants. While not intended to change GAAP, the Codification significantly changes the way in which the accounting literature is referenced and organized. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification was adopted as of August 31, 2009. Adoption did not have a material effect on the Company's financial statements.

Note 2 Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

In April 2009, the FASB issued guidance which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued ("subsequent events"). Under the new guidance, entities are required to disclose the date through which subsequent events were evaluated, as well as the rationale for why that date was selected. The guidance is effective for interim and annual periods ending after June 15, 2009. The Company adopted the provisions of this new guidance as of June 1, 2009, and adoption did not have a material effect on our financial statements.

Subsequent Events
The Company evaluated subsequent events through February 25, 2011, the date the financial statements were available to be issued.

Note 3 Net Capital Requirements Pursuant to Rule 15c3-1

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital (i.e., $5,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010 and 2009, the Company's net capital measured $18,833 and $25,143 and its net capital ratio was 1.83 to 1 and .61 to 1, respectively.

Note 4 Clearing Agreement

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker (Penson Financial Services Inc.) and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance sheet risk in the event that the customer and/or clearing broker is unable to fulfill their obligations. The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

Note 5 Income Taxes

The primary timing differences between book and tax expense reporting are depreciation expense and the utilization of Net Operating Loss (NOL) carryfoward.

At December 31, 2010, the Company had a Net Operating Loss carryforward of approximately $161,000 expiring by 2030. The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2006. As of December 31, 2010, no taxing authority has proposed any adjustments to the Company's tax position.

Note 6 Commitments and Contingent Liabilities

The Company signed two new lease agreements, a month to month lease and a one year lease, for office spaces in California and New York during the year 2010. Rent expense for the years ended December 31, 2010 and 2009 were $29,229 and $7,244, respectively. Current required monthly lease payments total to approximately $2,200 and the aggregate future lease commitment is as follows:

Year ended December 31, 2011:	$7,500

In the normal course of business, the Company is subject to various litigation and arbitration matters. Management does not believe the eventual outcome of any current litigation in the aggregate will have a material adverse effect on the Company's financial statements.

Note 7 Related Party Transaction

In May 2009, the Company borrowed $10,000, with no interest, from an entity whose general partner is the Company's sole shareholder. The Company repaid $1,500 and $4,000 during 2010 and 2009 respectively, with a plan to repay the remaining $4,500 in 2011.

AARON CAPITAL, INC.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2010

Schedule I

AARON CAPITAL, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2010

Net capital		
Total stockholders' equity		$ 32,763
Deduct stockholders' equity not allowable for capital		-
Total stockholders' equity qualified for net capital		32,763
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated borrowings		32,763
Deductions and/or charges:		
Nonallowable assets:		
Office furniture and equipment	18	
Other assets - prepaid expenses and deposits	14,065	14,083
Net capital before haircuts on securities positions		18,680
Haircuts on securities positions		-
Net capital		**$ 18,680**
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, and deferred revenue, net,		$ 34,735
Items not included in statement of financial condition		-
Total aggregate indebtedness (AI)		$ 34,735
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of AI)		$ 2,316
Minimum dollar net capital requirement		$ 5,000
Minimum net capital required (greater of above):		$ 5,000
Excess net capital over minimum net capital required		$ 13,680
Excess net capital at 1,000 percent (net capital - 10% of AI)		$ 15,207
Ratio: Aggregate indebtedness to net capital		1.83 to 1

Schedule I (Continued)

AARON CAPITAL, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2010

Reconciliation with Company's computation (included in Part II of Form X-17A-5) as of December 31, 2010:

	Dealer's Unaudited Report 12/31/10	Audited Report 12/31/10	Difference
Total Stockholders' Equity	$ 39,916	$ 32,763	$ 7,153
Less: Non-Allowable Stockholders' Equity	-	-	-
Total Qualified Stockholders' Equity For Net Capital	39,916	32,763	7,153
Total Non-Allowable Liabilities	-	-	-
Non-Allowable Assets:			
Office furniture and equipment	968	18	950
Other assets - prepaid expenses and deposits	14,065	14,065	-
Net Capital Before Haircuts on Securities Positions	24,883	18,680	6,203
Haircuts on Securities	-	-	-
Net Capital	$ 24,883	$ 18,680	$ 6,203

Schedule II

AARON CAPITAL, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

Aaron Capital, Inc. is exempt from the reserve requirement, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. Aaron Capital, Inc. does not hold customer funds or safekeep customer securities.

Schedule III

AARON CAPITAL, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

Aaron Capital, Inc. is exempt from the possession or control requirements, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. Aaron Capital, Inc. does not hold customer funds or safekeep customer securities.

Schedule IV

AARON CAPITAL, INC.
Schedule of Segregation Requirements and Funds
In Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2010

Not applicable

Farber Hass Hurley LLP

Certified Public Accountants

15600 Devonshire Street, Suite 210
Granada Hills, CA 91344
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 895-1994

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Aaron Capital, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Aaron Capital, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions for Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Granada Hills, CA
February 25, 2011

Farber Hass Hurley LLP

Certified Public Accountants

15600 Devonshire Street, Suite 210
Granada Hills, CA 91344
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 895-1994

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Aaron Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Aaron Capital Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Aaron Capital Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Aaron Capital Inc.'s management is responsible for Aaron Capital Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Firm SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Granada Hills, CA
February 25, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P O Box 92185 Washington, D C 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 20
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1 Name of Member, address, Designated Examining Authority, 1934 Act registration no and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

AARON CAPITAL INC
320 ENCINITAS BLVD #A
ENCINITAS, CA. 92024

Note: If any of the information shown on the mailing label requires correction please e-mail any corrections to form@sipc org and so indicate on the form filed

Name and telephone number of person to contact respecting this form
760-632-1344

2 A	General Assessment (item 2e from page 2)	$ 363
B	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	(0)
C	Less prior overpayment applied	( )
D	Assessment balance due or (overpayment)	
E	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F	Total assessment balance and interest due (or overpayment carried forward)	$ 363
G	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ ______	
H	Overpayment carried forward $(______)	

3 Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

AARON CAPITAL INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT / CFO
(Title)

Dated the 22 day of FEB , 20 11

This form and the assessment payment is due 60 days after the end of the fiscal year Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __________, 20__
and ending __________, 20__
Eliminate cents

Item No.

2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 221,424

2b Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above ________

(2) Net loss from principal transactions in securities in trading accounts ________

(3) Net loss from principal transactions in commodities in trading accounts ________

(4) Interest and dividend expense deducted in determining item 2a ________

(5) Net loss from management of or participation in the underwriting or distribution of securities ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities ________

(7) Net loss from securities in investment accounts ________

Total additions ________

2c Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products 76,342

(2) Revenues from commodity transactions ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions ________

(4) Reimbursements for postage in connection with proxy solicitation ________

(5) Net gain from securities in investment accounts ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act) ________

(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):

________ ________

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $________

Enter the greater of line (i) or (ii) ―

Total deductions 76,342

2d SIPC Net Operating Revenues $ 145,082

2e General Assessment @ .0025 $ 363

(to page 1, line 2 A)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044000 FINRA DEC
AARON CAPITAL INC 21*21
320 ENCINITAS BLVD STE A
ENCINITAS CA 92024-8701

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 363 —
B.	Less payment made with SIPC-6 filed (exclude interest) ____________ Date Paid	(0)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 363 —
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 363 —	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Aaron Capital Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 23rd day of Feb., 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2011 and ending 12/31, 2011
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 221,424

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 76,342

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — 76,342

2d. SIPC Net Operating Revenues — $ 145,082

2e. General Assessment @ .0025 — $ 363

(to page 1, line 2.A.)